Exhibit 99.1

Catalyst Paper completes sale of interest in Powell River Energy

RICHMOND, BC, March 20, 2013 /CNW/ - Catalyst Paper (TSX:CYT) announced today that it has completed the sale of its approximately 50% interest in Powell River Energy Inc. and Powell River Energy Limited Partnership to Powell River Energy Trust, a Brookfield Renewable Energy affiliate, for $33 million.

Approximately $12.7 million of the net proceeds of the sale will be distributed to certain unsecured creditors of Catalyst pursuant to its plan of arrangement under the Companies' Creditors Arrangement Act through the Monitor, Pricewaterhouse Coopers.  The company will offer to purchase a portion of its Floating Rate Senior Secured Notes with the balance of the net proceeds.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release are forward-looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statement, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2012, which is available at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:

Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 16:05e 20-MAR-13